UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Introduction

On June 28, 2019 Grindrod Shipping Holdings Ltd. (“Grindrod Shipping”, the “Company”, or “it”, “we”, or “our”) entered into amendments to its $27.0 Million Senior Secured Credit Facility dated December 9, 2017 with DVB Bank SE (formerly known as DVB Bank SE Singapore Branch) (the “$27.0M Facility”), $100.0 Million Senior Secured Credit Facility dated May 8, 2018 with Credit Agricole Corporate and Investment Bank, DVB Bank SE (formerly known as DVB Bank SE Singapore Branch) and Standard Chartered Bank, Singapore Branch (the “$100M Facility”) and $29.9 Million Senior Secured Credit Facility dated December 21,2018 with NIBC Bank N.V. (the “$29.9M Facility, and together with the $27.0M Facility and the $100.0M Facility, the “Credit Facilities”). The amendments to each of the Credit Facilities amend certain terms relating to the financial covenants and the minimum required security value ratio.

The amendments in respect of the financial covenants are applicable on and from June 30, 2019 and, generally:

•	lower the amount of the minimum book value net worth covenant;
•	introduce a new working capital covenant; and
•	clarify, for purposes of calculating financial covenants, the treatment of assets and liabilities that will be reflected in our financial statements from January 1, 2019 as a consequence of the adoption of IFRS 16, Leases (“IFRS 16”).

Further, the minimum security value ratio (as defined below) in the $100.0M Facility was also amended on and from June 30, 2019.

Credit Facility Amendments

The following is a summary of the amendments.

Book value net worth covenant

The book value net worth covenant was revised for each of the Credit Facilities such that the minimum book value net worth covenant was amended from being set at $265 million in 2019 and 2020 and $275 million thereafter to the lower of (a) the aggregate of $240 million plus 25% of the amount of positive retained earnings (defined below) plus 50% of each capital raise (defined below); and (b) $275 million. For purposes of the foregoing, “positive retained earnings” means the positive retained earnings of Grindrod Shipping and its subsidiaries on a consolidated basis tested bi-annually at each June 30 and December 31 and “capital raise” means the dollar amount (or equivalent amount in dollars) of the proceeds of any equity capital raised by Grindrod Shipping (without giving effect to any capital raised by its subsidiaries) as evidenced in the latest accounts as of each June 30 or December 31.

Debt to market adjusted tangible fixed assets ratio covenant

The debt to market adjusted tangible fixed assets ratio covenant was revised in each of the Credit Facilities such that the definition of “debt” used to calculate the market adjusted tangible fixed assets ratio has been amended to exclude lease obligations recognized under IFRS 16 and the definition of “tangible fixed assets” has been amended to exclude right of use assets relating to ships. Both of these amendments were made as a result of the adoption of IFRS 16. The effect of these amendments is that the market adjusted tangible fixed assets covenant will continue to be calculated the same as it had been prior to the adoption of IFRS 16. The maximum ratio level of 75% has not been amended in any of the Credit Facilities.

Positive working capital covenant

A new covenant has been added to each of the Credit Facilities that requires positive working capital, such that consolidated current assets must exceed the consolidated current liabilities as evidenced in the latest accounts as of each June 30 and December 31.

Minimum security value ratio covenant

The minimum security value ratio in the $100.0M Facility has been amended from a range from 130% to 145% to being set at 135% for the duration of the loan. The minimum security value ratio is measured such that the aggregate fair market value of the vessels securing the relevant Credit Facility plus any additional security securing that facility divided by the relevant debt amount results in at least a specified minimum amount (depending on the relevant Credit Facility agreement and the type and age of the vessels securing the loan). The minimum security value ratio was not amended in the $27.0M Facility or the $29.9M Facility.

There were no changes to the cash and cash equivalents covenant in the Credit Facilities, which continues to require the Company to have cash and cash equivalents (which is determined for certain of the Credit Facilities including cash restricted in certain security accounts) of not less than $30 million.

The financial covenants in the Credit Facilities prior to and after giving effect to the amendments described above are consistent across the Credit Facilities (other than for differences in the determination of cash and cash equivalents and the minimum security value ratio covenant, each as described above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: July 2, 2019	/s/Stephen Griffiths
Name: Stephen Griffiths
Title: Chief Financial Officer